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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                   P-COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693262 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                                 Page     2    of     6    Pages
                                                      --------    --------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BESSEMER VENTURE PARTNERS III L.P. ("Bessemer")
             11-3197697
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) X
                                                               (b)

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             -0-
           NUMBER OF
                                  ---------------------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         -0-

                                  ---------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          -0-

                                  ---------------------------------------------
              WITH                    8      SHARED DISPOSITIVE POWER

                                             -0-

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0- shs.

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.0%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

                                                Page     3    of     6    Pages
                                                     --------    --------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DEER III & Co. LLC*
             11-3197696
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) X
                                                                  (b)

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             -0-
           NUMBER OF
                                  ---------------------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         -0-

                                  ---------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          -0-

                                  ---------------------------------------------
              WITH                    8      SHARED DISPOSITIVE POWER

                                             -0-

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 shs.*

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.0%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------
*The shares reported on this page are the same as those reported on page 2 as Deer is the General Partner of Bessemer.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 6 pages

Item 1.

(a)   Name of Issuer:

                           P-COM, Inc.,

(b)   Address of Issuer's Principal Executive Offices:

                           3175 S. Winchester Boulevard
                           Campbell, CA  95008



Item 2.

         (a), (b) and (c) Name of Persons Filing, Address of Principal Business Office and Citizenship:


                  This statement is filed by Bessemer Venture Partners III L.P. ("Bessemer"), a Delaware limited partnership having its principal office at 1025 Old Country Road, Westbury, New York, 11590. Bessemer's principal business is making venture capital investments for its own account and is carried on at its principal office.

                  This statement is also filed by Deer III & Co. LLC, a Delaware partnership whose general partners are Neill H. Brownstein*, Robert H. Buescher, William T. Burgin, G. Felda Hardymon, Christopher Gabrieli, Michael I. Barach and David J. Cowan, who are all United States citizens. Deer III & Co. LLC is the General Partner of Bessemer and has its principal office at the same address as Bessemer. Deer III & Co. LLC's principal business is making venture capital investments for the account of Bessemer and is carried on at its principal office, at 3000 Sand Hill Road, Menlo Park, CA 94025 and at 83 Walnut Street, Wellesley Hills, Massachusetts 02181-2101. Mr. Brownstein's and Mr. Cowan's principal business address is the Menlo Park Address. Mr. Buescher's is the Westbury address. The other partners' principal business address is the Wellesley Hills address.

*As of January 1, 1995 Mr. Brownstein became a Special General Partner of Bessemer with no power to participate in the management of its affairs.

 (d)   Title of Class of Securities:

                           Common Stock

(e)   CUSIP Number:

                           693262 8



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.


                               Page 4 of 6 Pages

Item 4.  Ownership as of December December 31, 1995

                  Items 5 through 9 and Pages 2-3 of this Statement are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .



Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.



Item 8.  Identification and Classification of Members of the Group

                  See the answer to Item 2(a), (b) and (c).



Item 9.  Notice of Dissolution of Group

                  Not applicable.



                               Page 5 of 6 Pages

Item I0.  Certification

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:            February 12, 1997



                                BESSEMER VENTURE PARTNERS III L.P.

                                By:      Deer III & Co. LLC, General Partner

                                By:      /s/ Robert H. Buescher
                                    ---------------------------------------
                                         Robert H. Buescher, Manager


                                DEER III & Co. LLC

                                By:      /s/ Robert H. Buescher
                                    ---------------------------------------
                                         Robert H. Buescher, Manager